                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        CROWN CASTLE INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  228227 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Robert J. Berdan, Esq.
                 The Northwestern Mutual Life Insurance Company
                           720 East Wisconsin Avenue
                              Milwaukee, WI  53202
                                  414-665-1558
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                      N/A
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 228227 10 4
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Northwestern Mutual Life Insurance Company
        39-0509570
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions) OO


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION  Wisconsin


--------------------------------------------------------------------------------
                7   SOLE VOTING POWER  1,857,613
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER  1,285,950
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER  1,857,613
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER  1,285,950
    WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,143,563


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.5%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)  IC


--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 relates to the Common Stock, $0.01 par value per share (the "Shares") of Crown Castle International Corp., a Delaware corporation (the "Company"). This amendment is filed by The Northwestern Mutual Life Insurance Company ("Northwestern").

         This Amendment No. 1 amends Items 5, 6 and 7, with respect to information concerning Northwestern, of the original Schedule 13D filed on September 1, 1998 (the "Original Filing") by Digital Future Investments B.V.; TeleDiffusion de France International S.A.; TeleDiffusion de France; France Telecom; Candover Investments plc; Candover (Trustees) Limited; Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership); Candover Services Limited; Ted B. Miller, Jr.; The Miller 1996 Gift Trust; Robert A. Crown (individually and for the Robert A. Crown grantor retained annuity trust); Barbara A. Crown (individually and for the Barbara A. Crown grantor retained annuity trust); Berkshire Fund III, a Limited Partnership; Third Berkshire Associates Limited Partnership; Berkshire Fund IV, Limited Partnership; Fourth Berkshire Associates LLC; Berkshire Investors LLC; Centennial Fund IV, L.P.; Centennial Holdings IV, L.P.; Centennial Fund V, L.P.; Centennial Entrepreneurs Fund V, L.P.; Centennial Holdings V, L.P.; Nassau Capital Partners II, L.P.; Nassau Capital LLC; NAS Partners I, L.L.C.; Fay, Richwhite Communications Limited; PNC Venture Corp.; PNC Holding Corp.; PNC Bank Corp.; American Home Assurance Company; American International Group, Inc.; New York Life Insurance Company; Northwestern; Harvard Private Capital Holdings, Inc.; Charlesbank Capital Partners, LLC; Prime VIII, L.P. and Prime SKA I, L.L.C. Northwestern assumes no responsibility for the completeness or accuracy of the information contained in the Original Filing or any amendment to the Original Filing concerning any person other than Northwestern.


Item 5.  Interest in Securities of the Issuer.

(a-b) Northwestern beneficially owns 3,143,563 Shares (or 1.5% of the outstanding Common Stock). Of such amount, Northwestern has sole voting and dispositive power with respect to 1,857,613 Shares (200,000 of which Shares Northwestern has a right to acquire pursuant to warrants). The balance of such Shares, for which Northwestern has shared voting and dispositive power, are held as follows: (i) 68,850 Shares are owned by the Aggressive Growth Stock Fund of Mason Street Funds, Inc, an affiliate of Northwestern and a registered investment company; (ii) 1,206,200 Shares are owned by the Aggressive Growth Stock Portfolio of Northwestern Mutual Series Fund, Inc., a wholly-owned subsidiary of Northwestern and a registered investment company; (iii) 10,900 Shares are owned by Northwestern Mutual Life Foundation, Inc. Northwestern Mutual Investment Services, LLC, a wholly-owned subsidiary of Northwestern and a registered investment adviser, serves as investment adviser to the Aggressive Growth Stock Fund of Mason Street Funds, Inc. and to the Aggressive Growth Stock Portfolio of Northwestern Mutual Series Fund, Inc. Northwestern Investment Management Company, LLC, of which Northwestern is the sole member, serves as investment adviser to Northwestern and Northwestern Mutual Life Foundation, Inc.

(c) The table below sets forth information regarding purchases of Shares in open-market transactions during the last 60 days by the persons indicated.


------------------------------------------------------------ ------------------ ---------------- ---------------------
             PURCHASER                                          TRADE DATE          SHARES        AVERAGE PER SHARE
                                                                                   PURCHASED            PRICE
------------------------------------------------------------ ------------------ ---------------- ---------------------
Northwestern Mutual Life Foundation, Inc.                    09/04/2001               1,000      $9.91881
------------------------------------------------------------ ------------------ ---------------- ---------------------
Northwestern Mutual Series Fund, Inc.                        09/04/2001              94,500      $9.9188
-- Aggressive Growth Stock Portfolio
------------------------------------------------------------ ------------------ ---------------- ---------------------
Northwestern Mutual Series Fund, Inc.                        09/04/2001              10,600      $10.0394
-- Aggressive Growth Stock Portfolio
------------------------------------------------------------ ------------------ ---------------- ---------------------
Northwestern Mutual Series Fund, Inc.                        09/05/2001              10,500      $9.3527
-- Aggressive Growth Stock Portfolio
------------------------------------------------------------ ------------------ ---------------- ---------------------
Northwestern Mutual Series Fund, Inc.                        09/06/2001              10,700      $8.6601
-- Aggressive Growth Stock Portfolio
------------------------------------------------------------ ------------------ ---------------- ---------------------
Northwestern Mutual Series Fund, Inc.                        09/07/2001              10,700      $8.4316
-- Aggressive Growth Stock Portfolio
------------------------------------------------------------ ------------------ ---------------- ---------------------
Mason Street Funds, Inc.                                     09/04/2001               4,500      $9.9188
-- Aggressive Growth Stock Fund
------------------------------------------------------------ ------------------ ---------------- ---------------------
Mason Street Funds, Inc.                                     09/04/2001                 700      $10.0394
-- Aggressive Growth Stock Fund
------------------------------------------------------------ ------------------ ---------------- ---------------------
Mason Street Funds, Inc.                                     09/05/2001                 700      $9.3527
-- Aggressive Growth Stock Fund
------------------------------------------------------------ ------------------ ---------------- ---------------------
Mason Street Funds, Inc.                                     09/06/2001                 700      $8.6601
-- Aggressive Growth Stock Fund
------------------------------------------------------------ ------------------ ---------------- ---------------------
Mason Street Funds, Inc.                                     09/07/2001                 700      $8.4316
-- Aggressive Growth Stock Fund
------------------------------------------------------------ ------------------ ---------------- ---------------------
Mason Street Funds, Inc.                                     09/19/2001               3,450      $8.622
-- Aggressive Growth Stock Fund
------------------------------------------------------------ ------------------ ---------------- ---------------------
Mason Street Funds, Inc.                                     09/20/2001               3,400      $8.515
-- Aggressive Growth Stock Fund
------------------------------------------------------------ ------------------ ---------------- ---------------------


(e) As reported in the Company's definitive proxy statement filed on May 8, 2001, the Stockholders Agreement dated August 21, 1998, to which Northwestern was a party, was terminated as of October 18, 2000, except with respect to certain rights of Robert A. Crown, Barbara Crown and certain entities established by them and their permitted transferees, relating to the Company's name and logo. In the Original Filing Northwestern disclaimed being part of a group because of being a party to the Stockholders Agreement and disclaimed beneficial ownership of any shares by any other party to the Stockholders Agreement. Northwestern continues to disclaim such status and beneficial ownership, but any basis to contend that, by virtue of the Stockholders Agreement, Northwestern was a member of a group and therefore a beneficial owner of more than 5% of the Company's Common Stock ceased as of October 18, 2000.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5 above regarding the termination of the Stockholders Agreement, which discussion is incorporated herein by reference. See Item 7, Exhibit 5, for a copy of the agreement terminating the Stockholders Agreement.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1 Stockholders Agreement between Crown Castle and certain stockholders listed on Schedule 1 thereto, dated as of August 21, 1998, as amended by Amendment No. 1, dated as of November 12, 1998 (incorporated by reference to Exhibit 10.26 of Crown Castle's Registration Statement on Form S-4 (Registration No. 333-71715) filed on March 17, 1999).

Exhibit 2 Amendment Number Two, dated as of May 24, 1999, to the Stockholders Agreement between Crown Castle and certain stockholders listed on Schedule 1 thereto, dated as of August 21, 1998 (incorporated by reference to Exhibit 16 of Amendment Number 1 to Schedule 13D filed by Candover Investments plc., Candover (Trustees) Limited, Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No. 2 Limited Partnership, the Candover 1994 US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership) and Candover Services Limited on November 9, 1999).

Exhibit 3 Amendment Number Three, dated as of August 11, 1999, to the Stockholders Agreement between Crown Castle and certain stockholders listed on Schedule 1 thereto, dated as of August 21, 1998 (incorporated by reference to Exhibit 4.1 of Crown Castle's September 30, 1999 Quarterly Report on Form 10-Q (Registration No. 0-24737) filed on November 12, 1999).

Exhibit 4 Amendment Number Four, dated as of October 1, 1999, to the Stockholders Agreement between Crown Castle and certain stockholders listed on Schedule 1 thereto, dated as of August 21, 1998 (incorporated by reference to Exhibit 4.2 of Crown Castle's September 30, 1999 Quarterly Report on Form 10-Q (Registration No. 0-24737) filed on November 12, 1999).

Exhibit 5 Termination Agreement, dated as of October 18, 2000, between Crown Castle and each of the stockholders listed on Schedule 1 to the Stockholders Agreement and named on the signature pages of the Termination Agreement (filed herewith).

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 31, 2001


THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY


By:      /s/  Robert J. Berdan
         Robert J. Berdan
         Vice President, General Counsel
         and Secretary


160167